October 6, 2006

Ms. Jennifer Goeken	VIA FACSIMILE: (202)772-9368
Staff Accountant
U.S. Securities and
Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Imperial Petroleum, Inc.

Item 4.01 Form 8-K

Filed October 4, 2006

File No. o-9923

Dear Ms. Goeken:

We have acted as special counsel to Imperial Petroleum, Inc., a Nevada corporation (the “Company”), and are assisting the Company in responding to your letter dated October 5, 2006 (the “SEC Letter”) regarding the Company’s Form 8-K filed on October 4, 2006 (the “8-K”). So as to assist in your review of the Company’s responses to the matters specified (the “Matters Specified”) in the SEC Letter, I have repeated the Matters Specified as they appear in the SEC Letter.

1.	We note your statement that “During each of the Registrant’s prior two fiscal years ending July 31, 2005 and July 31, 2004, the Registrant’s previous auditors, Weaver & Tidwell LLP and Briscoe, Burke & Grigsby LLP, respectively, issued unqualified opinions with an explanatory fourth paragraph pertaining to the Registrant’s ability to continue as a going concern.” [(the “Quoted Language”)] However, we do not note the fourth paragraph in either of the referenced audit reports in your Form 10-K/A filed on June 26, 2006. Please advise or revise your disclosure as appropriate.

After a detailed review of the Company’s “Prior two fiscal years ending July 31, 2005 and July 31, 2004,” the Company agrees with your assessment that Weaver & Tidwell LLP and Briscoe, Burke & Grisby LLP did not issue unqualified opinions with an explanatory fourth paragraph pertaining to the Company’s ability to continue as a going concern. The Company is removing the Quoted Language from the 8-K and intends to file an amended 8-K on Form 8-K/A (the “8-K/A”).

RENO OFFICE

100 WEST LIBERTY STREET, TWELFTH FLOOR, RENO, NEVADA 89504 TEL (775) 786-5000 FAX (775) 786-1177

Ms. Jennifer Goeken

U.S. Securities and Exchange Commission

October 6, 2006

2.	With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period preceding the date of resignation there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.

The following statement shall be added to the 8-K/A: “During each of the Registrant’s prior two fiscal years ending July 31, 2005 and July 31, 2004 and the subsequent interim period preceding the resignation of Briscoe Burke & Grigsby LLP, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.”

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company shall deliver the 8-K/A to Briscoe, Burke & Grigsby LLP and obtain from Briscoe, Burke & Grigsby LLP an Exhibit 16 letter prior to filing such 8-K/A.

If you have any further comments or questions, please do not hesitate to contact me.

Very truly yours,

JONES VARGAS

/s/ William D. Greenlee, Jr., Esq.
William D. Greenlee, Jr., Esq.